Exhibit 7.02

May 12, 2020

The Board of Directors

Newater Technology, Inc.

1 Ruida Road

Laishan District

Yantai City

Shandong Province 264003, China

Dear Sirs:

Yuebiao Li, Chairman and CEO of Newater Technology, Inc.(the “Company”), and Zhuo Zhang, CFO of the Company (together with Mr. Li, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”). The Buyer Group currently owns approximately 44.4% of the Shares of the Company.

We believe that our proposal of US$3.1 in cash per Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 46.2% to the Company’s closing price on May 11, 2020 and the volume-weighted average closing price premium over the company’s last 30 trading days by 37.16% and approximately 24.85% to the Company's volume-weighted average closing price during the last 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer. We intend to form an acquisition vehicle for the purpose of pursuing the Acquisition (the "Acquisition Vehicle"), and we will work with each other on an exclusive basis in pursuing the Transaction.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition will be US$3.1 per Share, in cash.

3.	Financing. We intend to finance the Acquisition with debt and/or equity capital, where equity capital will be provided at least in part by the Buyer Group in the form of rollover equity in the Company. We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreement (as defined below) are signed. We are confident that we can timely secure adequate financings to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this letter. I am sure you will agree with me that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares we or any other shareholders of the Company who may choose to roll over with us do not already own, and that we do not intend to sell our stake in the Company to a third party.

8.	Advisors. The Buyer Group has retained DLA Piper as its legal counsel in connection with this proposal and the Acquisition.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Li at +86 13953558666. We look forward to speaking with you.

Sincerely,

/s/ Yuebiao Li
Yuebiao Li

/s/ Zhuo Zhang
Zhuo Zhang